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SEC Mail Processing Section

MAY 22 2014

Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34781

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2013 (MM/DD/YY) AND ENDING March 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Philips Parkway
(No. and street)

Montvale	NJ	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg — 201-447-9000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/23/14
6/4/14
KW
6/4

Grant Thornton

RIDGEWOOD SECURITIES CORPORATION
(S.E.C. I.D. No. 8-34781)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED MARCH 31, 2014 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

RIDGEWOOD SECURITIES CORPORATION

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Ridgewood Securities Corporation

We have audited the accompanying financial statements of Ridgewood Securities Corporation (the "Company"), which comprise the statement of financial condition as of March 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgewood Securities Corporation as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule G and Schedule H and I is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule G and Schedule H and I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

New York, New York
May 19, 2014

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2014

ASSETS

ASSETS:	
Cash and cash equivalents	$ 397,787
Certificate of deposit	51,565
Prepaid and other assets	43,719
TOTAL ASSETS	$ 493,071

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 26,700
Due to affiliates	84,815
Total liabilities	111,515
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	759,000
Accumulated deficit	(378,444)
Total stockholder's equity	381,556
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 493,071

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2014

REVENUES:	
Selling commissions	$ 1,318
Affiliate reimbursement of expenses	2,856,246
Interest and other income	157
Total revenue	2,857,721
EXPENSES:	
Compensation and benefits	2,742,493
Selling expenses	438,814
Professional fees	218,859
Regulatory fees	127,494
Total expenses	3,527,660
LOSS BEFORE INCOME TAXES	(669,939)
INCOME TAX EXPENSE	2,781
NET LOSS	$ (672,720)

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (672,720)
Changes in operating assets and liabilities:	
Decrease in prepaid and other assets	16,680
Decrease in accounts payable and accrued expenses	(61,650)
Decrease in due to affiliates	(1,709)
Net cash used in operating activities	(719,399)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	750,000
INCREASE IN CASH AND CASH EQUIVALENTS	30,601
CASH AND CASH EQUIVALENTS — Beginning of year	367,186
CASH AND CASH EQUIVALENTS — End of year	$ 397,787
SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes	$ 2,381

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2014

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE — Beginning of year	1,000	$ 1,000	$ 9,000	$ 294,276	$ 304,276
Net loss	-	-	-	(672,720)	(672,720)
Contributions	-	-	750,000	-	750,000
BALANCE — End of year	1,000	$ 1,000	$ 759,000	$ (378,444)	$ 381,556

See notes to financial statements.

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares for which companies affiliated through common ownership act as managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

The Company has evaluated subsequent events and transactions through the date of the issuance of its financial statements, and concluded that there were no such events or transactions that require adjustment to, or disclosure in the notes to, the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The financial statements are presented using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

Revenue Recognition — The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and initial selling commissions, after meeting the minimum offering amount of the trust, are recognized when the subscription process is complete. Reimbursable selling expenses are paid by affiliates and are billed at cost with the associated revenue recorded as *Affiliate reimbursement of expenses* as incurred.

Interest and other income is recorded when earned.

Fair Value of Financial Instruments — As of March 31, 2014, the carrying value of assets and liabilities approximates their fair value due to their short-term nature.

Income Taxes — The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements as the income and losses of the Company are passed through and included in the income tax return of the stockholder. However, the Company is subject to state income taxes. A tax benefit from an uncertain tax position is to be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Statement of Financial Condition Captions — The following are a summary of specific account captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents — The Company considers all highly liquid investments with maturities, when purchased, of three months or less as cash and cash equivalents. The Company maintains cash and cash equivalents with one financial institution that may exceed federally insured limits.

Certificate of Deposit – Represents a bank certificate of deposit with a maturity of longer than three months at the date of purchase. Accrued interest is recorded as part of prepaid and other assets.

Prepaid and Other Assets — Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc.

Accounts Payable and Accrued Expenses — Accounts payable and accrued expenses consists primarily of professional service fees.

3. RELATED-PARTY TRANSACTIONS

All revenue other than interest income is earned from companies whose managers/officers are affiliates of the Company and are based on placement agent and selling agreements between the Company and the respective entities.

Affiliated companies provide certain office space and other services to the Company. Additionally, the Company provides services to affiliates. These services, and their reimbursement, are based on a Facilities Services Agreement entered into by the Company and its affiliates. For the year ended March 31, 2014, the Company paid $188,500 in professional fees and $35,000 in rent expense to affiliated companies.

The Company was reimbursed $355,000 for shared employee expense, which is reflected as a reduction in *Compensation and benefits* on the Statement of Operations. Additionally, the Company received $2,486,456 of reimbursement income for payroll and payroll-related expenses and $369,790 of reimbursement income related to selling expenses.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business.

4. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2014, employer contributions were $63,264, which is included in *Compensation and benefits* on the Statement of Operations.

5. INCOME TAXES

For the year ended March 31, 2014, the Statement of Operations includes state income tax expense of $2,781. The Company had no deferred taxes at March 31, 2014.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2011.

6. COMMITMENTS

The Company leases office facilities under non-cancelable leases. Non-affiliated rent expense for the year ended March 31, 2014 totaled $165,721. As of March 31, 2014, future minimum payments required under the leases totaled $88,840; with $84,490 being paid through March 31, 2015 and $4,350 from April 1, 2015 to May 31, 2015.

7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 (the "Exchange Act"). The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2014, the Company had net capital of $336,265, which was $328,831 in excess of its required net capital of $7,434. The Company's net capital ratio was 0.332 to 1 as of March 31, 2014. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2) (i).

* * * * * *

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2014

NET CAPITAL:	
Stockholder's equity	$ 381,556
Nonallowable assets:	
Prepaid and other assets	43,719
Penalty on hypothetical early withdrawal of certificate of deposit	1,572
Total non-allowable assets	45,291
NET CAPITAL	$ 336,265
AGGREGATE INDEBTEDNESS:	
Liabilities	$ 111,515
MINIMUM NET CAPITAL REQUIREMENT:	
(6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 7,434
EXCESS NET CAPITAL	$ 328,831
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.332

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 23, 2014. Therefore, no reconciliation is deemed necessary.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2014

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of Rule 15c3-3.

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Sole Shareholder of
Ridgewood Securities Corporation

In planning and performing our audit of the financial statements of Ridgewood Securities Corporation (the "Company") as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
May 19, 2014

Grant Thornton